Exhibit (a)(1)(J)

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACT:

William J. Coote

VP, Treasurer

(914) 345-9001

William.Coote@taro.com

TARO ANNOUNCES

FINAL RESULTS OF ITS TENDER OFFER

Hawthorne, NY, December 19, 2019 – Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today announced the final results of its modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares, nominal (par) value NIS 0.0001 per share, which expired at 5:00 p.m., New York City time, on Monday, December 16, 2019. Based on the final count by American Stock Transfer & Trust Company, LLC, the Depositary for the tender offer, an aggregate of 280,719 ordinary shares were properly tendered and not properly withdrawn at or below the final purchase price of $91.00 per share.

In accordance with the terms and conditions of the tender offer, the Company has accepted for payment 280,719 ordinary shares, including all “odd lots” properly tendered, at the final purchase price of $91.00 per share, for an aggregate purchase price of approximately $25.5 million (excluding fees and expenses relating to the tender offer). These shares represent approximately 0.73% of the Company’s issued and outstanding ordinary shares as of December 16, 2019.

The Depositary will promptly pay for the shares accepted for purchase and will promptly return any other shares tendered and not purchased.

The Dealer Manager for the tender offer was J.P. Morgan Securities LLC, and the Information Agent was MacKenzie Partners Inc.

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.